UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alpha Metallurgical Resources, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

21241B100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21241B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

605,833 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

605,833 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,833 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	21241B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

605,833 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

605,833 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,833 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	21241B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

432,703 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

432,703 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,703 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	21241B100

Item 1.	(a).	Name of Issuer:

Alpha Metallurgical Resources, Inc.

(b).	Address of issuer’s principal executive offices:

340 Martin Luther King Jr. Blvd. Bristol, Tennessee 37620

Item 2.	(a).	Name of person filing:

This statement is filed by:
		(i)	Whitebox Advisors LLC, a Delaware limited liability company (“WA”);

		(ii)	Whitebox General Partner LLC, a Delaware limited liability company (“WGP”); and

		(iii)	Whitebox Multi-Strategy Partners, a Cayman Islands exempted limited partnership (“WMP”).

(b).	Address or principal business office or, if none, residence:

The address of the business office of WA and WGP is:

3033 Excelsior Boulevard

Suite 500

Minneapolis, MN 55416

The address of the business office of WMP is:

Mourant Governance Services (Cayman) Limited

94 Solaris Avenue, Camana Bay

PO Box 1348

Grand Cayman, KY1-1108

Cayman Islands

(c).	Citizenship:

WA and WGP are organized under the laws of the State of Delaware. WMP is organized under the laws of the Cayman Islands.

(d).	Title of class of securities:

Common Stock, $0.01 par value

(e).	CUSIP No.:

21241B100

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	21241B100

Item 4.	Ownership.

(a)	Amount beneficially owned:

WA is deemed to be the beneficial owner of 605,833 shares of Common Stock, $0.01 par value (“Common Stock”) as a result of its clients’ ownership of shares of Common Stock and warrants of the Issuer.

WGP is deemed to be the beneficial owner of 605,833 shares of Common Stock as a result of its clients’ ownership of shares of Common Stock and warrants of the Issuer.

WMP is deemed to be the beneficial owner of 432,703 shares of Common Stock as a result of its ownership of shares of Common Stock and warrants of the Issuer.

(b)	Percent of class:

WA is deemed to beneficially own 3.3% of the Issuer’s Common Stock.

WGP is deemed to beneficially own 3.3% of the Issuer’s Common Stock.

WMP is deemed to beneficially own 2.4% of the Issuer’s Common Stock.

Percent of class is calculated based on an aggregate of (i) 18,308,838 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020 and (ii) (A) for WA and WGP, 1,751 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating their respective beneficial ownership, and (B) for WMP, 1,592 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating its beneficial ownership.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 605,833 shares of the Issuer’s Common Stock.

WGP has shared voting power with respect to 605,833 shares of the Issuer’s Common Stock.

WMP has shared voting power with respect to 432,703 shares of the Issuer’s Common Stock.

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared power to dispose with respect to 605,833 shares of the Issuer’s Common Stock.

WGP has shared power to dispose with respect to 605,833 shares of the Issuer’s Common Stock.

WMP has shared power to dispose with respect to 432,703 shares of the Issuer’s Common Stock.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
(Date)

WHITEBOX ADVISORS LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

February 16, 2021
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

February 16, 2021
(Date)

WHITEBOX MULTI-STRATEGY PARTNERS, LP By: Whitebox General Partner LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G Amendment No. 2 for the Common Stock of Alpha Metallurgical Resources, Inc.

February 16, 2021
(Date)

WHITEBOX ADVISORS LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

February 16, 2021
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

February 16, 2021
(Date)

WHITEBOX MULTI-STRATEGY PARTNERS, LP By: Whitebox General Partner LLC

/s/ Daniel Altabef
(Signature)

Daniel Altabef General Counsel—Regulatory Affairs & Compliance
(Name/Title)

SK 28410 0030 8794603 v1